                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.__)*

                              LIBERTY DIGITAL, INC.
                                (Name of Issuer)

                      Series A Common Stock, $.01 par value
                      Series B Common Stock, $.01 par value
              Series A Convertible Preferred Stock, $.01 par value
              ----------------------------------------------------
                        (Title of Classes of Securities)

                        Series A Common Stock 87229N 10 1
                        ---------------------------------
                                 (CUSIP Number)

                 Series A Convertible Preferred Stock 87229N 200
                 -----------------------------------------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                            9197 South Peoria Street
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 9, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Series A Common Stock CUSIP No.  87229N 10 1

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                       LIBERTY MEDIA CORPORATION
                       84-1288730

         (2)  Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

         (3)  SEC Use Only

         (4)  Source of Funds
                       OO

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6)  Citizenship or Place of Organization
                       Delaware

Number of                 (7) Sole Voting Power            11,704,470 Shares of
Shares Beneficially                                        Series A Common Stock
Owned by
Each Reporting Person     (8) Shared Voting Power          0 Shares
With
                          (9) Sole Dispositive Power       11,704,470 Shares of
                                                           Series A Common Stock

                          (10) Shared Dispositive Power    0 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                       11,704,470 shares of Series A Common Stock*

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13) Percent of Class Represented by Amount in Row (11)**
                        Series A Common Stock 62.0%

         (14) Type of Reporting Person
                        HC, CO

* Does not include 62,500,000 shares of Series A Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock owned by the Reporting Person and 252,726 shares of Series A Common Stock issuable upon conversion of 84,424 shares of Series A Convertible Preferred Stock beneficially owned by the Reporting Person. Shares of Series B Common Stock and Series A Convertible Preferred Stock are convertible at any time at the option of the Reporting Person and 252,726 shares of Series A Common Stock issuable upon conversion of 84,424 shares of Series A Convertible Preferred Stock beneficially owned by the Reporting Person. (See Item 5.)

** Percentage determined (i) based upon 18,876,86 shares of Series A Common Stock outstanding as of January 31, 1999, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and (ii) without including 62,500,000 shares of Series A Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock beneficially owned by the Reporting Person and 252,726 shares of Series A Common Stock issuable upon conversion of 84,242 shares of Series A Convertible Preferred Stock beneficially owned by the Reporting Person. Such shares of Series B Common Stock and Series A Convertible Preferred Stock are convertible at any time at the option of the holder. Each share of Series B Common Stock is entitled to 10 votes per share, each share of Series A Common Stock is entitled to one vote per share and each share of Series A Convertible Preferred Stock is entitled to three votes per share. Accordingly, when these series of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the issuer representing approximately 98.2% of the voting power of the Issuer.(See Items 1 and 5.)

Series A Preferred Stock CUSIP No.  87229N 200

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                        LIBERTY MEDIA CORPORATION
                        84-1288730

         (2)  Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

         (3)  SEC Use Only

         (4)  Source of Funds
                        OO

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6)  Citizenship or Place of Organization
                        Delaware

Number of                 (7) Sole Voting Power            84,242 Shares of
Shares Beneficially                                        Series A Convertible
Owned by                                                   Preferred Stock
Each Reporting Person
With                      (8) Shared Voting Power          0 Shares

                          (9) Sole Dispositive Power       84,242 Shares of
                                                           Series A Convertible
                                                           Preferred Stock

                          (10) Shared Dispositive Power    0 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                        84,242 shares of Series A Convertible Preferred Stock

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13) Percent of Class Represented by Amount in Row (11)
                        Series A Convertible Preferred Stock     5.6%*

         (14) Type of Reporting Person
                        HC, CO

         *Percentage determined based on 1,617,574 shares of Series A Convertible Preferred Stock outstanding on December 31, 1998.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                              LIBERTY DIGITAL, INC.
                         (Commission File No. 333-28613)

ITEM 1.  SECURITY AND ISSUER

         Liberty Media Corporation, a Delaware corporation (the "Reporting Person") is filing this Statement on Schedule 13D (this "Statement") with respect to the Series A Common Stock, $.01 par value per share (the "Series A Stock"), and Series A Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock"), of Liberty Digital, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 67 Irving Place North, 4th Floor, New York, New York 10003.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the shares of Series A Stock issuable upon conversion of shares of the Series B Common Stock, $.01 par value per share (the "Series B Stock" and together with the Series A Stock, the "Common Stock"), of the Issuer. At the option of the holder, (i) each share of Series B Stock is convertible into one share of Series A Stock and (ii) each share of Preferred Stock is convertible into three shares of Series A Common Stock. The shares of Series A Stock are not convertible into shares of Series B Stock. The holders of Series A Stock, Series B Stock and Preferred Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of the Series B Stock are entitled to ten votes per share, the holders of the Series A Stock are entitled to one vote per share and the holders of Preferred Stock are entitled to three votes per share.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Person is Liberty Media Corporation.

         The Reporting Person succeeded to the beneficial ownership of the shares of Series A Stock, Series B Stock and Preferred Stock (collectively, the "Shares") as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into Tele-Communications, Inc. ("TCI"). TCI, as the corporate parent entity of the Reporting Person, had previously filed a Report on Schedule 13D reporting beneficial ownership of the Shares, which at that time were attributed to TCI's Liberty Media Group. The Reporting Person's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

         In the Merger, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares of a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to the TCI Group in connection with the Merger, and its "Common Stock Group" consists of all of the other assets and businesses of AT&T.

         The Board of Directors and management of the Reporting Person manages the business and affairs of the Reporting Person including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

         As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

         The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address; (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address; (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

         Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen. During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person currently beneficially owns, through subsidiaries, a total of 11,704,470 shares of Series A Stock, 62,500,000 shares of Series B Stock and 84,242 shares of Preferred Stock, the Reporting Person became the beneficial owner of the Shares as a result of the Merger. See Item 2.

         For information relating to TCI's original acquisition of the beneficial ownership of the Shares, see the Statement on Schedule 13D, as amended, filed by TCI with respect to the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person currently holds its interest in the Issuer for investment purposes. Neither the Reporting Person nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock and Preferred Stock of the Issuer. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock and Preferred Stock of the Issuer in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock and Preferred Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person presently beneficially owns, through subsidiaries, 11,704,470 shares of the Series A Stock, 62,500,000 shares of the Series B Stock and 84,242 shares of Preferred Stock. The 11,704,470 shares of Series A Stock beneficially owned by Reporting Person represent 62.0% of the 18,876,867 shares of Series A Stock outstanding on January 31, 1999, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended (the "Form 10-K"). The 62,500,000 shares of Series B Stock beneficially owned by the

Reporting Person represent 100% of the 62,500,000 shares of Series B Stock outstanding on January 31, 1999, as reported by the Issuer in the Form 10-K. The 84,242 shares of Preferred Stock beneficially owned by the Reporting Person represent 5.6% of the Preferred Stock outstanding on December 31, 1998 as reported by the Issuer in the Form 10-K.

         Robert R. Bennett, President, Chief Executive Officer and a director of the Reporting Person and a director of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Stock, of which 40,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         Leo J. Hindery, Jr., a director of the Reporting Person, has stock options granted by the Issuer to acquire 833,334 shares of Series A Stock, of which 333,334 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent 1.7% of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         David B. Koff, Senior Vice President, and Assistant Secretary of the Reporting Person and a director, Vice President and Secretary of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Stock, of which 40,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         Other than as described in this Statement, as of the date of this Statement, none of the Schedule 1 Persons or Schedule 2 Persons has any interest in any securities of the Issuer.

         (b) The Reporting Person has the sole power to vote or to direct the voting of the Shares beneficially owned by the Reporting Person. The Reporting Person has the sole power to dispose of, or to direct the disposition of the Shares that Reporting Person beneficially owns.

         To the knowledge of the Reporting Person, each of Messrs. Bennett, Hindery and Koff have sole power to vote or to direct the voting of the shares of the Series A Stock that he beneficially owns. To the knowledge of the Reporting Person, each of Messrs. Bennett, Hindery and Koff have the sole power to dispose of, or to direct the disposition of, the shares of the Series A Stock that he beneficially owns.

         (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons described on Schedule 1 or Schedule 2, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

         To the knowledge of the Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Stock owned by Messrs. Bennett, Hindery or Koff.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There are presently no contracts, arrangements, understandings or relationships among Reporting Person and other persons with respect to the Common Stock or Preferred Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 30, 1999                          LIBERTY MEDIA CORPORATION

                                            /s/ Charles Y. Tanabe
                                            ------------------------------------
                                            Charles Y. Tanabe
                                            Senior Vice President

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") is set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens.

Name                               Principal Occupation
----                               --------------------
John C. Malone                     Chairman of the Board and Director of Liberty Media; Director of
                                   AT&T Corp.

Robert R. Bennett                  President, Chief Executive Officer and Director of Liberty Media

Gary S. Howard                     Executive Vice President, Chief Operating Officer of Liberty Media

Leo J. Hindery, Jr.                Director of Liberty Media; President and Chief Executive Officer,
                                   AT&T Broadband and Internet Services

Daniel E. Somers                   Director of Liberty Media; Senior Executive Vice President and
                                   Chief Financial Officer of AT&T Corp.

John C. Petrillo                   Director of Liberty Media; Executive Vice President, Corporate
                                   Strategy and Business Development of AT&T Corp.

Larry E. Romrell                   Director of Liberty Media; Consultant to Tele-Communications, Inc.

Jerome H. Kern                     Director of Liberty Media

Paul A. Gould                      Director of Liberty Media; Managing Director of Allen & Co.

David B. Koff                      Senior Vice President and Assistant Secretary of Liberty Media

Charles Y. Tanabe                  Senior Vice President, General Counsel and Assistant Secretary of
                                   Liberty Media

Peter Zolintakis                   Senior Vice President of Liberty Media

Vivian J. Carr                     Vice President and Secretary of Liberty Media

Kathryn S. Douglass                Vice President and Controller of Liberty Media

David J.A. Flowers                 Vice President and Treasurer of Liberty Media

David A. Jensen                    Vice President of Liberty Media

Gary Blaylock                      Vice President of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. is set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.

Name                               Title
----                               -----
C. Michael Armstrong               Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                    Director; Chief Executive Officer of Chevron Corporation

M. Kathryn Eickhoff                Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha                   Director; Chairman and Chief Executive Officer of Springs
                                   Industries, Inc.

George M. C. Fisher                Director; Chairman and Chief Executive Officer of Eastman Kodak
                                   Company

Donald V. Fites                    Director; Chairman and Chief Executive Officer of Caterpillar, Inc.

Ralph S. Larsen                    Director; Chairman and Chief Executive Officer of Johnson &
                                   Johnson

John C. Malone                     Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry                  Director; President of IRC Group

Michael I. Sovern                  Director; President Emeritus and Chancellor Kent Professor of Law
                                   at Columbia University

Sanford I. Weill                   Director; Chairman and Co-CEO Citigroup Inc.

Thomas H. Wyman                    Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis                     President and Director

Harold W. Burlingame               Executive Vice President, Merger & Joint Venture Integration

James Cicconi                      Executive Vice President-Law & Governmental Affairs and General
                                   Counsel

Mirian Graddick                    Executive Vice President, Human Resources

Daniel R. Hesse                    Executive Vice President and President & CEO, AT&T Wireless
                                   Services

Name                               Title
----                               -----
Leo J. Hindery, Jr.                President and Chief Executive Officer, AT&T Broadband and
                                   Internet Services

Frank Ianna                        Executive Vice President and President, AT&T Network Services

Michael G. Keith                   Executive Vice President and President, AT&T Business Services

H. Eugene Lockhart                 Executive Vice President, Chief Marketing Officer

Richard J. Martin                  Executive Vice President, Public Relations and Employee
                                   Communication

David C. Nagel                     President, AT&T Labs & Chief Technology Officer

John C. Petrillo                   Executive Vice President, Corporate Strategy and Business
                                   Development

Richard Roscitt                    Executive Vice President and President & CEO, AT&T Solutions

D.H. Schulman                      Executive Vice President and President, AT&T Consumer Long
                                   Distance and Segment Marketing

Daniel E. Somers                   Senior Executive Vice President and Chief Financial Officer